EXHIBIT 99.1

Arco completes the acquisition of isaac

The combination of Arco and isaac creates

the world’s largest operating system for schools

São Paulo, Brazil, January 3rd, 2023 – Arco Platform Limited, or Arco or Company (Nasdaq: ARCE), today announced the completion of the previously announced acquisition of isaac, or the Transaction.

Under the terms of the Equity Purchase Agreement, Arco Platform Limited completed the acquisition of 75.1% of the share capital of isaac through an exchange of Arco shares. isaac’s shareholders received 10,436,202 Arco Class A common shares of Arco, of which 1,047,142 shares were Arco treasury shares, and 9,389,060 shares were newly issued Arco shares. Prior to the Transaction, Arco held 24.9% of the share capital of isaac. The final antitrust approval from Brazil’s Administrative Council for Economic Defense – CADE was granted on November 16th, 2022, with no restrictions.

The Transaction (i) significantly increases Arco’s total addressable market, with the addition of a new vertical with high growth potential and strong unit economics, (ii) accelerates isaac’s growth through cross-selling opportunities in Arco’s large school base, (iii) increases Arco’s talent density and strengthens important capabilities such as technology, product, and data science that will complement and foster Arco’s innovative culture.   Accordingly, Arco believes that the Transaction consolidates Arco’s leading position in the private education segment to become the world’s largest operating system for schools.

About INCO Limited

isaac was founded in 2020 by David Peixoto and Ricardo Sales, as a vertical platform to address schools’ overarching needs with software and financial solutions, having started by tackling working capital management issues.

isaac has delivered rapid growth through a differentiated go-to-market strategy and proprietary technology that provides an end-to-end solution for schools and parents. In less than two years, isaac has grown its annual recurring revenue (ARR) by 10x and now serves over 1,000 schools and 300,000 students all over Brazil. isaac demonstrates strong retention rates and sustainable unit economics thanks to its compelling value proposition in an underserved market.

Aside from increasing market share with its initial offering, the “revenue guarantee”, in Brazil’s K-12 private market, isaac has multiple long-term growth opportunities as it expands its portfolio with new software and financial products.

About Arco Platform Limited (Nasdaq: ARCE)

Arco has empowered hundreds of thousands of students to rewrite their futures through education. Our data-driven learning methodology, proprietary adaptable curriculum, interactive hybrid content, and high-quality pedagogical services allow students to personalize their learning experience while enabling schools to thrive.

Forward-Looking Statements

This press release contains forward-looking statements pertaining to Arco Platform Limited (the “Company”) within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, the Company’s expectations or predictions of future financial or business performance. The successful achievement of the matters covered by statements herein involves substantial known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, the Company’s results could differ materially from the results expressed or implied by such statements. You should not rely upon forward-looking statements as predictions of future events. Forward looking statements are made on the basis of the Company’s current expectations and projections relating to its financial conditions, result of operations, plans, objectives, future performance and business, and these statements are not guarantees of future performance.

Statements which herein address activities, events, conditions or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or other variations thereon or comparable terminology. Moreover, all statements in this press release, whether forward looking or of historical fact, are based on the limited information available to the Company during its due diligence investigation of isaac and its business operations (the “isaac Business”). This limited access to information may have impaired the Company’s ability to conduct a full and comprehensive assessment of the isaac Business, thus leading to risks and uncertainties. Reasons for this uncertainty include, but are not limited to, the following: (i) the analysis was conducted on the basis of pro forma, unaudited and adjusted financial statements of the isaac Business; (ii) the accounting parameters and criteria adopted by the isaac Business are different from the ones adopted by the Company; (iii) the transfer or sale of the isaac Business to a new entity limits the Company’s ability to assess the proper transfer of all assets and rights to such new entity. In addition, the forward-looking statements regarding the isaac Business include risks and uncertainties related to statements about competition for the combined business, restrictions and/or limitations on the acquisition of the isaac Business that may be imposed by antitrust authorities or other regulatory agencies, risks relating to the Company’s ability to attract, upsell and retain customers of the isaac Business, and general market, political, economic, and business conditions in Brazil or abroad.

Forward-looking statements represent the Company management’s beliefs and assumptions only as of the date such statements are made, and the Company undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law.

Further information on these and other factors that could affect the Company’s financial results is included in filings the Company makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the Company’s most recent Forms 20-F and 6-K. These documents are available on the SEC Filings section of the Investor Relations section of the Company’s website at: https://investor.arcoplatform.com/.

Investor Relations Contact

Arco Platform Limited IR@arcoeducacao.com.br https://investor.arcoplatform.com/